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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


05041443

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SECURITIES AND EXCHANGE COMMISSION RECEIVED MAR 3 2005 DIVISION OF MARKET REGULATION

SEC FILE NUMBER
8-14685

BEST AVAILABLE COPY

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-04 (MM/DD/YY) AND ENDING 12-31-04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Lincoln Financial Advisors Corporation

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1300 South Clinton Street, Suite 150
(No. and Street)

Fort Wayne	**Indiana**	**46802-3506**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Casey J. Trumble **(215) 255-7030**
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Ernst & Young LLP
(Name – *of individual, state last, first, middle name*)

110 West Berry Street, Suite 2300	**Fort Wayne**	**IN**	**46802**
(Address)	(City)	(State)	(Zip Code)

PROCESSED APR 1 1 2005 THOMSON FINANCIAL

CHECK ONE:
- x Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (7-00)

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Casey J. Trumble, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Lincoln Financial Advisors Corporation, as of December 31, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer
Title

Notary Public
Notary Public - State of Indiana
My Commission Expires:
November 24, 2009

This report** contains (check all applicable boxes):

- x (a) Facing page.
- x (b) Statement of Financial Condition.
- x (c) Statement of Operations.
- x (d) Statement of Cash Flows.
- x (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims or Creditors.
- x (g) Computation of Net Capital.
- x (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- x (I) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- x (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- x (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- x (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Schedule of Segregation Requirements and Funds in Segregation for Customers Trading on U.S. Commodity Exchanges.
- ☐ (p) Statement of Secured Amount and Funds Held in Separate Accounts for Foreign Futures and Options Customers Pursuant to Commission Regulation 30.7.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.

ANNUAL AUDITED REPORT

DATE—DECEMBER 31, 2004

LINCOLN FINANCIAL ADVISORS CORPORATION
(Name of Respondent)

1300 South Clinton Street, Fort Wayne, IN 46802-3506
(Address of principal executive office)

Casey J. Trumble
Senior Vice President
and Chief Financial and Administrative Officer
Lincoln Financial Advisors Corporation
1300 South Clinton Street
Fort Wayne, IN 46802-3506

(Name and Address of person authorized to receive notices and communications from the Securities and Exchange Commission)

Consolidated Financial Statements and Supplementary Information

Lincoln Financial Advisors Corporation
Years Ended December 31, 2004 and 2003

Lincoln Financial Advisors Corporation

Consolidated Financial Statements and Supplementary Information

Years Ended December 31, 2004 and 2003

Contents



Ernst & Young LLP
National City Center
Suite 2300
110 West Berry Street
Fort Wayne, Indiana 46802

Phone: (260) 424-2233
Fax: (260) 425-4899
www.ey.com

Report of Independent Registered Public Accounting Firm

The Board of Directors of
Lincoln Financial Advisors Corporation

We have audited the accompanying consolidated statements of financial condition of Lincoln Financial Advisors Corporation (an indirect, wholly owned subsidiary of Lincoln National Corporation) and its subsidiary as of December 31, 2004 and 2003, and the related consolidated statements of income, changes in stockholder's equity, and cash flows for the years then ended. These financial statements are the responsibility of management of Lincoln Financial Advisors Corporation. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Lincoln Financial Advisors Corporation and its subsidiary at December 31, 2004 and 2003, and the consolidated results of their operations and their cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information contained in the accompanying schedules is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ernst & Young LLP

February 11, 2005

Lincoln Financial Advisors Corporation

Consolidated Statements of Financial Condition

	December 31	
	2004	**2003**
Assets		
Cash and cash equivalents	**$ 65,297,633**	$ 54,481,989
Investment in common stock	**97,700**	91,700
Receivables:		
Commissions and fees	**21,958,274**	15,844,277
Affiliates	**–**	4,976,682
Deferred income tax benefit	**2,968,958**	3,055,272
Prepaid expenses	**1,421,985**	–
Other assets	**83,166**	193,825
Property and equipment:		
Computer and software costs	**1,597,419**	1,663,149
Leasehold improvements	**2,140,680**	258,268
	3,738,099	1,921,417
Less accumulated depreciation	**(1,545,601)**	(1,020,122)
Net property and equipment	**2,192,498**	901,295
Total assets	**$ 94,020,214**	$ 79,545,040
Liabilities and stockholder's equity		
Payable to vendors	**$ 162,431**	$ 25,000
Payable to affiliates	**14,371,860**	15,374,904
Deferred revenue	**3,051,689**	3,025,749
Accrued commissions	**11,552,760**	10,891,526
Accrued compensation and benefits	**7,533,734**	1,715,065
Breakpoint reserve	**336,607**	3,803,872
Other liabilities	**7,766,318**	7,458,946
Total liabilities	**44,775,399**	42,295,062
Stockholder's equity:		
Common stock, $100 par value:		
Authorized, issued and outstanding shares – 135,000	**500,000**	500,000
Additional paid-in capital	**2,335,712**	399,511
Donated capital	**10,510,921**	8,713,454
Retained earnings	**35,864,819**	27,637,013
Accumulated other comprehensive income:		
Minimum pension liability adjustment	**33,363**	–
Total accumulated other comprehensive income	**33,363**	–
Total stockholder's equity	**49,244,815**	37,249,978
Total liabilities and stockholder's equity	**$ 94,020,214**	$ 79,545,040

See accompanying notes.

Lincoln Financial Advisors Corporation

Consolidated Statements of Income

	Years Ended December 31	
	2004	**2003**
Revenues:		
Commissions and fees	**$ 215,340,879**	$ 177,771,046
Interest and dividends	**977,906**	693,299
Total revenues	**216,318,785**	178,464,345
Expenses:		
Commissions and agency expenses	**99,329,061**	83,943,299
Service charges from affiliates	**50,897,800**	18,012,507
Salaries, wages, and benefits	**18,836,519**	10,011,478
Licenses and fees	**231,926**	881,133
Professional services	**1,797,583**	2,955,376
Office expenses	**1,628,575**	1,362,905
Other general and administrative expenses	**4,875,006**	4,177,028
Total expenses	**177,596,470**	121,343,726
Income before income taxes	**38,722,315**	57,120,619
Income taxes	**15,994,509**	23,157,359
Net income	**$ 22,727,806**	$ 33,963,260

See accompanying notes.

Lincoln Financial Advisors Corporation

Consolidated Statements of Changes in Stockholder's Equity

	Years Ended December 31	
	2004	**2003**
Common stock –		
balance at beginning and end of year	**$ 500,000**	$ 500,000
Additional paid-in capital –		
Balance at beginning of year	**399,511**	347,450
Executive stock option tax benefit	**1,936,201**	52,061
Balance at end of year	**2,335,712**	399,511
Donated capital:		
Balance at beginning of year	**8,713,454**	8,614,603
Additions, net of income taxes	**35,597,467**	27,998,851
Dividends paid	**(33,800,000)**	(27,900,000)
Balance at end of year	**10,510,921**	8,713,454
Retained earnings:		
Balance at beginning of year	**27,637,013**	39,273,753
Comprehensive income	**22,761,169**	34,909,068
Less other comprehensive income (net of federal income tax) – minimum pension liability adjustment	**33,363**	945,808
Net income	**22,727,806**	33,963,260
Dividends paid	**(14,500,000)**	(45,600,000)
Balance at end of year	**35,864,819**	27,637,013
Minimum Pension Liability Adjustment:		
Balance at beginning of year	**–**	(945,808)
Change during the year	**33,363**	945,808
Balance at end of year	**33,363**	–
Stockholder's equity at end of year	**$ 49,244,815**	$ 37,249,978

See accompanying notes.

Lincoln Financial Advisors Corporation

Consolidated Statements of Cash Flows

	Years Ended December 31	
	2004	**2003**
Operating activities		
Net income	**$ 22,727,806**	$ 33,963,260
Adjustments to reconcile net income to net cash provided by operating activities:		
Deferred income tax expense (benefit)	**86,314**	412,839
Change in unrealized appreciation of common stock	**(6,000)**	32,400
Write-off of computer software	**90,717**	–
Depreciation	**525,479**	114,673
Changes in operating assets and liabilities:		
Receivables:		
Commission and fees	**(6,113,997)**	(2,538,087)
Affiliates	**4,976,682**	(2,959,310)
Prepaid expenses	**(1,421,985)**	–
Other assets	**110,659**	(124,591)
Payable to affiliates	**(1,003,044)**	10,314,153
Deferred revenue	**25,940**	688,811
Payable to vendors	**137,431**	9,569
Accrued commissions	**661,234**	1,200,950
Accrued compensation and benefits	**7,788,233**	(354,230)
Breakpoint reserve	**(3,467,265)**	3,803,872
Other liabilities	**307,372**	5,490,994
Cash provided by operating activities	**25,425,576**	50,055,303
Investing activities		
Purchase of leasehold improvements	**(1,882,412)**	(25,773)
Purchase of computer software	**(24,987)**	(241,162)
Cash used in investing activities	**(1,907,399)**	(266,935)
Financing activities		
Donated capital	**35,597,467**	27,998,851
Dividends paid to stockholder from donated capital	**(33,800,000)**	(27,900,000)
Dividends paid to stockholder from retained earnings	**(14,500,000)**	(45,600,000)
Cash used in financing activities	**(12,702,533)**	(45,501,149)
Increase in cash and cash equivalents	**10,815,644**	4,287,219
Cash and cash equivalents at beginning of year	**54,481,989**	50,194,770
Cash and cash equivalents at end of year	**$ 65,297,633**	$ 54,481,989
Noncash transactions		
Executive stock option tax benefit	**$ 1,936,201**	$ 52,061
Minimum pension liability adjustment	**33,363**	–

See accompanying notes.

Lincoln Financial Advisors Corporation

Notes to Consolidated Financial Statements

December 31, 2004

1. Organization and Accounting Policies

Description of Business

The accompanying consolidated financial statements include Lincoln Financial Advisors Corporation (LFA) and its wholly owned subsidiary, LFA Management Corporation (LFAMC). LFA is a registered broker dealer and investment advisor engaged principally in the distribution of securities, including certain mutual funds, limited partnerships, and equity and fixed income securities. LFA is licensed to engage in broker dealer and investment advisor activity throughout the United States. LFAMC is a management company incorporated in 2004 for the purpose of providing LFA with executive management services and corporate governance. LFA is a wholly owned subsidiary of The Lincoln National Life Insurance Company (LNL), which is a wholly owned subsidiary of Lincoln National Corporation (LNC).

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States. These financial statements comply with the requirements of the Securities and Exchange Commission (SEC) pertaining to the Financial and Operational Combined Uniform Single (FOCUS) Report. However, the financial information in the FOCUS Report is presented on an unconsolidated basis.

Use of Estimates

The preparation of the consolidated financial statements of LFA requires management to make estimates and assumptions that affect amounts reported in the financial statements and the accompanying notes. Such estimates and assumptions could change in the future as more information becomes known, which could impact the amounts reported and disclosed herein.

Commission Revenue and Expense

Commission revenue for customers' securities transactions and related commission expenses are recorded on a settlement-date basis, which does not deviate materially from a trade-date basis. Asset-based commissions and related commission expenses are recorded as earned based on a contractual percentage of customer deposits. Wrap fee income, also referred to as assets under management fee income, is received one quarter in arrears. An accrual is recorded for fee income, and a corresponding accrual is recorded for the commission expense to be paid on the fee income.

1. Organization and Accounting Policies (continued)

Cash and Cash Equivalents

Cash and cash equivalents, which are carried at cost, include all highly liquid debt instruments purchased with a maturity of three months or less and therefore, the recorded value approximates fair value. Cash of $3,400,000 as of December 31, 2004 and 2003, has been segregated in a special bank account for the benefit of customers under Rule 15c3-3 of the Securities Exchange Act of 1934.

Investments in Common Stock

Investment in common stock is stated at fair value with the change in unrealized appreciation (depreciation) included in Interest and Dividends on the Statements of Income. Fair value is determined based on quoted market prices of these securities. Cost of common stock at December 31, 2004 and 2003, is $83,100.

Income Taxes

LFA has elected to file consolidated federal and state income tax returns with LNL and LNC. Pursuant to an intercompany tax-sharing agreement with LNC, LFA provides for income taxes on a separate return filing basis. The tax-sharing agreement also provides that LFA will receive benefit for net operating losses, capital losses, and tax credits which may not be usable on a separate return basis to the extent such items may be utilized in the consolidated income tax returns of LNC.

Deferred Revenue

Cash received in advance for financial planning contracts is recorded as deferred revenue until delivery of the financial plan to the respective customer.

Property and Equipment

All fixed assets, including furniture and fixtures, leasehold improvements, data processing equipment, and computer software are carried on the basis of cost, and depreciation is computed thereon based on the estimated service lives of the assets using the straight-line method.

1. Organization and Accounting Policies (continued)

Reclassification

Certain amounts in the 2003 financial statements have been reclassified to conform with the 2004 presentation. These reclassifications had no effect on shareholders' equity, net income, or net capital previously reported.

2. Donated Capital

LFA receives commissions and expense allowances (Compensation) for sales of variable insurance products by registered representatives of certain affiliated Companies. Substantially all of this Compensation relates to variable annuity and variable life products manufactured by LNL. This Compensation does not represent revenues to LFA as LFA provides essentially no services, outside of licensing services for registered representatives, in support of these sales. LFA receives this Compensation as variable insurance products Compensation which can only be paid to, and received by, an entity registered as a broker dealer with the National Association of Securities Dealers (NASD). Because this Compensation does not represent revenues of LFA, the amounts received, net of applicable income taxes, have been recorded as donated capital. These transactions increased (decreased) donated capital as follows:

	Years Ended December 31	
	2004	**2003**
Commissions and expense allowances	**$ 59,852,824**	$ 47,076,676
Federal income taxes	**(19,167,867)**	(15,076,307)
State income taxes	**(5,087,490)**	(4,001,518)
	$ 35,597,467	$ 27,998,851

3. Federal Income Taxes

Income tax expense consists of the following:

	Years Ended December 31	
	2004	**2003**
Federal	**$ 12,260,921**	$ 18,292,974
State	**3,733,588**	4,864,385
	$ 15,994,509	$ 23,157,359

3. Federal Income Taxes (continued)

Income tax expense differs from the federal tax rate of 35% as a result of state taxes.

Significant components of LFA's deferred tax assets and liabilities are as follows:

Deferred tax assets:

	2004	2003
Pensions, postretirement benefit liabilities, and other employee benefit liabilities	**$ 456,641**	$ 188,794
Accrued liabilities	**2,496,504**	2,921,511
Other	**31,420**	31,420
Total deferred tax assets	**2,984,565**	3,141,725
Deferred tax liabilities	**15,607**	86,453
Net deferred tax asset	**$ 2,968,958**	$ 3,055,272

Income taxes paid, including taxes paid on net additions to donated capital, amounted to $43,778,662 in 2004 and $42,796,865 in 2003. Income tax expense includes a deferred tax expense of $86,314 and $412,839 in 2004 and 2003, respectively. The deferred income tax benefit consists principally of tax benefits associated with retirement benefit accruals and other nondeductible accrued liabilities. Payable to affiliates is net of federal income taxes receivable of $2,708,750 and $5,358,969 at December 31, 2004 and 2003, respectively.

4. Agreements and Transactions With Affiliates

Service charges are allocated to LFA by certain affiliates for corporate and administrative services provided. Allocations include, but are not limited to, service charges related to human resource administration, print and distribution, and communication services. Total service charge allocations were $4,716,468 and $3,979,799 in 2004 and 2003, respectively.

LFA receives Compensation, recorded as commissions and fees revenue, on sales earned by its registered representatives who are also agents of affiliated Lincoln agency companies. Since these agency companies are not registered broker dealers, they cannot receive this Compensation. A portion of the Compensation received on this business is due to the efforts of these agency companies and their agents, and LFA incurs no related expense. The expense allowances that would otherwise have been paid to these affiliated agency companies if these companies were registered broker dealers, totaled $67,689,285 and $58,171,909 in 2004 and 2003, respectively.

4. Agreements and Transactions With Affiliates (continued)

Effective October 1, 2003, in order to be compliant with the NASD Notice to Members 03-63 regarding expense-sharing agreements, and to better match expenses with related securities revenue, LFA entered into a series of Master Services Agreements with its affiliated agency companies. In compliance with these agreements, LFA identified securities-related expenses historically paid and reported by affiliated Lincoln agency companies. These expenses include, but are not limited to, officer compensation and benefits, compliance services and field office occupancy and operations. These expenses are identified and charged to LFA on a monthly basis by the affiliated agency companies. LFA incurred $32,585,926 and $14,032,708 of expenses in 2004 and 2003, respectively. In its continued effort to comply with Notice to Members 03-63, LFA entered into a similar Master Service Agreement with LNL's Employer Retirement Market division (ERM) which was effective January 1, 2004. Expenses related to the sale of ERM products that result in LFA revenue are identified and charged to LFA on a monthly basis by ERM. LFA incurred $13,595,406 of ERM-related expenses in 2004. These Master Service Agreement expenses are reported in Service charges from affiliates on the Statements of Income.

5. Breakpoint Reserve

In December 2002, NASD issued a Special Notice to Members (Notice) which reminded broker dealers of their obligation to correctly apply breakpoint discounts to front-end sales load mutual fund transactions. After issuing this Notice, the staffs of NASD, the SEC, and the New York Stock Exchange (NYSE) conducted examinations of broker dealers to assess their ability to deliver breakpoint discounts. A March 2003 report on those examinations states that most of the 43 broker dealers examined failed to provide the appropriate breakpoint discount to customers in a significant number of cases.

As a result of the above examinations, broker dealers, including LFA, were directed to perform a "self-assessment" in 2003 by NASD. As part of this self-assessment, LFA found that it did not uniformly deliver appropriate breakpoint discounts to its 2001 and 2002 Class A share mutual fund investors. LFA has taken the necessary steps in 2003 to make appropriate refunds to its eligible Class A mutual fund customers and properly account for overcharge liabilities as instructed by NASD Notice to Members 03-47.

5. Breakpoint Reserve (continued)

In December of 2003 and January 2004, 130,000 written notices were sent to potential refund customers that, upon each response, LFA must research and promptly pay refunds if deemed appropriate. A third-party consulting firm has been engaged by LFA to assist with the claim refund administration. The breakpoint reserve liability at December 31, 2003, was $3,803,872, which included $2,867,572 for future claim refunds and $936,300 for administrative costs. In November of 2004, after processing and paying refunds due on all received claims, the breakpoint accrual was reduced by $2,500,000 resulting in a balance of $336,607 at December 31, 2004.

6. Contingencies

There continues to be a significant amount of federal and state regulatory activity in the industry relating to numerous issues including, but not limited to, market timing and late trading of mutual fund and variable insurance products and broker dealer access arrangements. Like others in the industry, LFA has received inquiries, including requests for information and/or subpoenas from various authorities, including the SEC and NASD. LFA is in the process of responding to these inquiries and continues to cooperate fully with such authorities.

Regulators also continue to focus on replacement and exchange issues. Under certain circumstances, companies have been held responsible for replacing existing policies with policies that were less advantageous to the policyholder. LFA's management continues to monitor compliance procedures to minimize any potential liability. Due to the uncertainty surrounding all of these matters, it is not possible to provide a meaningful estimate of the range of potential outcomes; however, it is management's opinion that future developments will not materially affect the consolidated financial position of LFA.

LFA is also involved in various pending or threatened legal proceedings, including purported class actions, arising from the conduct of business, including allegations of market timing, unsuitable or inappropriate investment recommendations, and inappropriate or failed financial, tax, or estate plans. In some instances, these proceedings include claims for unspecified or substantial punitive damages and similar types of relief in addition to amounts for alleged contractual liability or requests for equitable relief. After consultation with legal counsel and a review of available facts, it is management's opinion that these proceedings ultimately will be resolved without materially affecting the consolidated financial position of LFA.

7. Net Capital Requirements

LFA is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined by Rule 15c3-1 may not exceed 15 to 1. Minimum net capital for LFA at December 31, 2004, was $2,866,247. At December 31, 2004, LFA had net capital of $18,362,518, which was $15,496,271 in excess of its required net capital of $2,866,247. LFA's net capital ratio was 2.34 to 1.

8. LFA Management Corporation

On January 2, 2004, LFAMC, a newly incorporated wholly owned subsidiary of LFA, was capitalized by LFA with a $500,000 cash contribution. LFA Management Corporation was created to house various senior management personnel of LFA who provide LFA with executive management services and corporate governance. LFA Management Corporation and LFA have entered into a Master Services Agreement which provides for a monthly management fee to be paid by LFA equal to LFA Management Corporation's costs plus 1% of those costs. The service agreement between LFA and LFA Management Corporation became effective January 1, 2004. An additional $2,000,000 capital investment was made during 2004 for the purchase of property and equipment. LFA Management Corporation is reported as a consolidated subsidiary in the 2004 LFA financial statements.

9. Subsequent Events

LFA implemented a newly designed program (affiliation model) for paying commissions to its sales force in January of 2005. The new affiliation model changes the way LFA reports proceeds received for the sale of LNL manufactured variable insurance products as described in Note 2, Donated Capital. Beginning in 2005, LFA will receive the full Gross Dealer Concession (GDC) on the sale of variable products, and LNL will transfer the responsibility of paying sales commissions to LFA. As a result, in 2005 LFA will report the full GDC as a component of revenue and commissions paid as a component of expense on the Statements of Income.

Other Financial Information

Lincoln Financial Advisors Corporation

Schedule I

Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission

As of December 31, 2004

Net capital	
Total stockholder's equity	**$ 49,244,815**
Deduct total nonallowable assets and other deductions	**30,882,297**
Net capital	**$ 18,362,518**
Computation of aggregate indebtedness	
Total aggregate indebtedness	**$ 42,993,698**
Ratio: aggregate indebtedness to net capital	**234.1%**
Computation of basic net capital requirement	
Net capital requirement (greater of $250,000 or 6-2/3% of aggregate indebtedness)	**$ 2,866,247**
Excess net capital	**$ 15,496,271**
Excess net capital at 1,000%	**$ 14,063,148**

Lincoln Financial Advisors Corporation

Schedule II

Computation for Determination of Reserve Requirements
Pursuant to Rule 15c3-3 of the Securities and Exchange Commission

As of December 31, 2004

Credit balances	
Free credit and other credit balances	$ 336,606
Total credit items	$ 336,606
Debit balances	
Secured customer debit balances	
Less 1%	$ –
Total debit items	$ –
Excess of total credits over total debits	$ 336,606
Required deposit	$ 353,436

0411-0591825

Lincoln Financial Advisors Corporation

Schedule III

Information Relating to Possession or Control Requirements
Pursuant to Rule 15c3-3 of the Securities and Exchange Commission

As of December 31, 2004

Market valuation and number of items:

1. Customers' fully paid securities and excess margin securities not in LFA's possession or control as of December 31, 2004 (for which instructions to reduce to possession or control had been issued) but for which the required action was not taken by LFA within the time frames specified under Rule 15c3-3.	$ –
A. Number of items.	–
2. Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of December 31, 2004, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.	$ –
A. Number of items.	–

0411-0591825

Lincoln Financial Advisors Corporation

Statement Pursuant to SEC Rule 17a-5(d)(4)

As of December 31, 2004

There were no material differences between the Computation of Net Capital Pursuant to SEC Rule 15c3-1 and the Computation for Determination of Reserve Requirements Pursuant to SEC Rule 15c3-3 included in the accompanying supplementary information and the computation included in the LFA's corresponding unaudited Form X-17a-5, Part II filing as of December 31, 2004.

The audited financial statements are presented on a consolidated basis, however the accompanying net capital calculation is presented based on LFA's unconsolidated financial information.



Ernst & Young LLP
National City Center
Suite 2300
110 West Berry Street
Fort Wayne, Indiana 46802

Phone: (260) 424-2233
Fax: (260) 425-4899
www.ey.com

Supplementary Report of Independent Registered Public Accounting Firm on Internal Control Required by SEC Rule 17a-5

The Board of Directors of
Lincoln Financial Advisors Corporation

In planning and performing our audit of the consolidated financial statements and supplemental schedules of Lincoln Financial Advisors Corporation (LFA) for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by LFA, including tests of such practices and procedures that we considered relevant to the criteria stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because LFA does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by LFA in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of LFA is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned criteria. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which LFA has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional criteria of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods are subject to the risk that internal control may become inadequate because of changes in conditions, or that the effectiveness of its design and operation may deteriorate.

Our consideration of the internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, and its operation that we consider to be material weaknesses as defined above.

We understand that practices and procedures that meet the criteria referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not meet such criteria in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that LFA's practices and procedures were adequate at December 31, 2004, to meet the SEC's criteria.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be, and should not be, used by anyone other than these specified parties.

Ernst & Young LLP

February 11, 2005